John P. Falco

direct dial: 215.981.4659

direct fax: 866.422.2114

falcoj@pepperlaw.com

March 6, 2015

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:   Mary Cole, Esq.

Re:	Equinox Funds Trust
1940 Act File No. 811-22447
1933 Act File No. 333-168569

Dear Ms. Cole:

This letter responds to the oral comments of the staff of the Commission (the “Staff”) to Post-Effective Amendment No. 66 (“PEA 66”) to the Trust’s Registration Statement on Form N-1A. PEA 66 was filed on November 3, 2014 pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) in order to incorporate certain material changes into the Prospectus SAI for the Fund. Specifically, the Fund’s Prospectus and SAI were revised in connection with the change to the investment strategy of the Fund and a reduction in the investment advisory fee.

We appreciate the opportunity to address the Staff’s comments regarding certain disclosure in the Prospectus contained in PEA No. 66 with respect to the Fund. We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response.

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U.S. Securities and Exchange Commission

March 6, 2015

1.	Under “Equity Strategy” in the Principal Investment Strategies section of the Fund’s Prospectus summary, identify the types of swaps agreements that the Fund will utilize.

Response: The Fund will utilize total return swaps that are cash-settled. The Prospectus has been revised to address the Staff’s comment.

2.	Will the Fund write credit default swaps (i.e., sell insurance)? If so, confirm whether it will cover the notional with liquid securities.

Response: The Fund will not write credit default swaps.

3.	Confirm that the Fund has considered the Staff guidance promulgated in the Letter regarding derivatives dated July 30, 2010, from Barry Miller Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute.

Response: The Fund has considered the Staff guidance regarding derivatives disclosure in the above-referenced letter.

4.	What effect will the reduction in the expense cap have on the Adviser’s ability to recoup previously waived fees or reimbursed expenses?

Response: The Adviser will only be able to recoup to the extent the Fund’s expense ratio falls below the new expense cap level.

5.	Confirm that, prior to the effective date of PEA 66, the Fund will obtain shareholder approval of the new amended and restated investment advisory agreement between the Trust, on behalf of the Fund, and Equinox Institutional Asset Management, LP. (“New Agreement”).

Response: Confirmed. Shareholders of the Fund approved the New Agreement on February 27, 2015 and, after several delaying amendments, the PEA 66 became effective on March 6, 2015

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U.S. Securities and Exchange Commission

March 6, 2015

Please direct any questions concerning this letter to the undersigned at 215.981.4659.

Very truly yours,

/s/ John P. Falco

John P. Falco

cc:	Robert J. Enck, President, Equinox Funds Trust
John M. Ford, Esq.

EXHIBIT A

EQUINOX FUNDS TRUST

1775 SHERMAN STREET

SUITE 2500

DENVER, CO 80203

March 6, 2015

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mary Cole, Esq.

Re:	Equinox Funds Trust (the “Trust”)
File Nos. 333-168569 and 811-22447

Dear Ms. Cole:

In connection with the Trust’s response to certain oral comments received from the staff of the Commission with respect to Post-Effective Amendment No. 66 to the Trust’s registration statement on Form N-1A filed with the Commission on November 3, 2014 (the “Amendment”), the Trust is providing the following statement, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment, (ii) Commission staff comments or changes to disclosure in response to staff comments in the Amendment reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment, and (iii) the Trust may not assert staff comments with respect to the Amendment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John M. Ford, Esq. of Pepper Hamilton LLP, counsel to the Trust, at 215.981.4009 or, in his absence to John P. Falco, Esq. of Pepper Hamilton LLP at 215.981.4659.

Very truly yours,

/s/ Robert J. Enck

Robert J. Enck

President

Cc:	John M. Ford, Esq.
John P. Falco, Esq.